For Release Monday, November 21, 2005; 4:00 PM EST

CYBERONICS REPORTS Q2 RESULTS
Conference call scheduled for 4:30 PM EST

HOUSTON, Texas, November 21, 2005 — Cyberonics, Inc. (NASDAQ:CYBX) today announced financial results for the second quarter ended October 28, 2005 of its fiscal year ending April 28, 2006. Net sales were $29.1 million, compared to net sales of $25.4 million for the quarter ended October 29, 2004 and second quarter revised sales guidance of $29 million. U.S. net sales for the second quarter were $24.9 million compared to U.S. net sales of $22.3 million for the second quarter last year. International sales for the second quarter were $4.2 million, compared to $3.1 million for the second quarter last year.

Net sales for the six months ended October 28, 2005 were $56.1 million compared to $50.6 million for the six months ended October 29, 2004. Net sales for the six months ended October 28, 2005 included $48.5 million from the U.S. market and $7.6 million from international markets, compared to net sales of $44.9 million from the U.S. market and $5.7 million from international markets for the same period last year.

Net loss for the quarter ended October 28, 2005 was $22.1 million, or $0.88 per fully diluted share, compared to net loss of $2.0 million, or $0.08 per fully diluted share for the quarter ended October 29, 2004 and revised guidance of a net loss of no more than $22.5 million.

Net loss for the six months ended October 28, 2005 was $40.9 million, or $1.64 per fully diluted share, compared to net loss of $4.9 million, or $0.21 per fully diluted share for the six months ended October 29, 2004.

“Cyberonics is off to a good start on its mission to improve the lives of people touched by either pharmacoresistant epilepsy or treatment-resistant depression,” stated Robert P. (“Skip”) Cummins, Cyberonics’ Chairman of the Board and Chief Executive Officer. “Recent developments confirm for us that (1) neuromodulation is the next frontier for medical devices, (2) Cyberonics has a unique, highly proprietary neuromodulation franchise, and (3) Cyberonics is uniquely positioned with the therapies, market opportunities, patents and core competencies to become the neuromodulation industry leader within the next year.

“In Q2, the first 90 days of the planned year-long TRD launch, the number of MDs submitting epilepsy Patient Identification and Qualification (PIQ) forms and treatment-resistant depression (TRD) Insurance Verification and Patient Education Authorization (IVEA) forms to Cyberonics for our assistance with patient education and insurance approvals more than doubled from Q1 of fiscal 2006, as did the number of patients actively moving towards VNS TherapyTM, continued Mr. Cummins. “In epilepsy, 1,121 MDs submitted 2,681 VNS Therapy PIQs in Q2. In TRD, 1,239 MDs submitted 3,234 IVEAs. The total number of patients actively moving towards VNS Therapy increased from 2,162 active PIQed patients at the end of Q1 to 4,722 active PIQed and IVEAd patients at the end of Q2. The more than doubling in the numbers of physicians and patients actively moving towards VNS Therapy in the first 90 days after TRD launch is a testament to psychiatrists’ positive response to Cyberonics’ medical education programs. With over 2,000 psychiatrists and 250 new VNS Therapy surgeons educated and trained in Q2, we are ahead of our original plan to educate and train over 5,000 psychiatrists and some 1,000 new VNS Therapy surgeons in fiscal 2006.

“As expected, the primary gating factor in converting psychiatrists’ and patients’ awareness, acceptance and demand for VNS Therapy into actual TRD implants and sales in the first 90 days after launch was coverage by third party payers,” continued Mr. Cummins. “Existing codes for VNS Therapy services are being used and reimbursement for hospitals, surgeons and treating physicians in TRD is much the same as it is in epilepsy when VNS Therapy is a covered benefit. In terms of national/regional coverage policies, progress is being made with all the major technology assessment organizations and all the major payers to obtain favorable national coverage policies more quickly relative to launch than Cyberonics did in epilepsy. Four factors give us confidence that we will accomplish that objective. First, a rapidly growing list of psychiatrists, patients and patient advocacy groups are becoming increasingly vocal advocates for VNS TRD parity relative to epilepsy in terms of coverage and access. Secondly, existing TRD assessments and coverage policies are based on extremely limited pre-FDA approval, publicly-available information. Thirdly, all of the data and analyses that compelled FDA to approve VNS Therapy as the first and only treatment for TRD are now readily available from multiple public sources including the VNS Therapy TRD labeling, FDA’s Summary of Safety and Effectiveness and a growing list of peer-reviewed publications in well-respected psychiatric journals. And fourthly, payment rates for VNS Therapy services, such as the 2006 Medicare payment rates that were recently posted in the CMS website, continue to increase, indicating that VNS Therapy is widely regarded as a safe, effective and cost-effective therapy.

“Until such time as TRD psychiatrists and patients have essentially the same universal access to VNS Therapy as do neurologists and epilepsy patients, Cyberonics’ approximately 68 nurse Case Managers will provide assistance with case-by-case approvals and reimbursement,” concluded Mr. Cummins. “In the first 90 days after TRD launch, 22 different payers, including large payers such as Aetna, Alliance, seven different Blue Cross and/or Blue Shield organizations, Cigna, Healthnet, Medicare, Medicaid and United Healthcare have approved and/or reimbursed between one and twelve VNS Therapy TRD implants. Although case-by-case approvals (cycle times) took longer than expected in Q2, the percentage of case-by-case requests initially, or upon appeal that were approved (conversion rates) were better than anticipated.”

“FY06 financial performance will continue to be largely determined by U.S. sales,” commented Pamela B. Westbrook, Vice President, Finance and Administration and Chief Financial Officer. ”FY06 sales are highly dependent upon continued progress in obtaining TRD case-by-case approvals and favorable national and regional coverage policies. Until such time as we gain clarity and certainty on TRD conversion rates and cycle times, we will limit our guidance to annual guidance. To that end, our FY06 worldwide sales goal is now $140 million and our FY06 bottom line objective is now a maximum net loss of $50 million. We expect to see solid progress towards quarterly profitability throughout the remainder of fiscal 2006. Quarterly operating expenses will decline from Q2 consistent with the original TRD launch plan to a fourth quarter break-even point at approximately $47 million in quarterly sales. Our profitability objective to return to corporate profitability by the second quarter of fiscal 2007 remains unchanged.”

FY06 Q2 RESULTS CONFERENCE CALL AND WEBCAST ACCESS INFORMATION

A conference call to discuss financial results for the second quarter ended October 28, 2005 will be held at 4:30 PM EST on Monday, November 21, 2005. To listen to the conference call live by telephone dial 877-451-8943 (if dialing from within the U.S.) or 706-679-3062 (if dialing from outside the U.S.). The conference ID is 2188891; the leader is Pam Westbrook. A replay of the conference call will be available two hours after the completion of the conference call by dialing 800-642-1687 (if dialing from within the U.S.) or 706-645-9291 (if dialing outside the U.S.). The replay conference ID access code is 2188891.

The conference call will be webcast live, and the webcast is open to the public. To access the webcast, please enter www.cyberonics.com/webcast. Webcast participants will need to complete a brief registration form, and in some cases, download and install the appropriate software needed to participate in the webcast. Please allow extra time before the webcast begins to complete these on-line tasks. A replay of the webcast will be available on the website www.cyberonics.com within two hours after the completion of the webcast and available for one year. The conference call slides will be available on our website www.cyberonics.com by 4:00 PM EST on Monday, November 21.

ABOUT VNS THERAPY AND CYBERONICS

Cyberonics, Inc. (NASDAQ:CYBX) was founded in 1987 to design, develop and market medical devices for the long-term treatment of epilepsy, depression and other chronic treatment-resistant disorders using a unique therapy, vagus nerve stimulation (VNS). Stimulation is delivered by the VNS Therapy SystemTM, an implantable generator similar to a cardiac pacemaker. The VNS Therapy System delivers preprogrammed intermittent mild electrical pulses to the vagus nerve in the patient’s neck 24 hours a day. The Company’s initial market was epilepsy, a disorder characterized by recurrent seizures. Epilepsy is the second most prevalent neurological disorder. The Cyberonics VNS Therapy System was approved by the FDA on July 16, 1997 for use as an adjunctive therapy in reducing the frequency of seizures in adults and adolescents over 12 years of age with partial onset seizures that are refractory to antiepileptic medications. The VNS Therapy System is also approved for sale as a treatment for epilepsy in all the European Economic Area, Canada, Australia and other markets. To date, more than 32,000 epilepsy patients in 24 countries have accumulated over 94,000 patient years of experience using VNS Therapy.

The VNS Therapy System was approved by the FDA on July 15, 2005 “as an adjunctive long-term treatment for chronic or recurrent depression for patients 18 years of age and older who are experiencing a major depressive episode and have not had an adequate response to four or more adequate antidepressant treatments.” As part of FDA’s approval order, Cyberonics is required to conduct a 450- patient post-market dosing study and a 1,000-patient, five-year patient outcome registry. For more information on VNS Therapy for treatment-resistant depression, including the contraindications, warnings and precautions, see the Physician’s and Patient’s Manuals and other information at www.cyberonics.com or www.vnstherapy.com or call 1-877-NOW 4 VNS.

The VNS Therapy System has been approved for sale in the European Economic Area and in Canada as a treatment for depression in patients with treatment-resistant or treatment-intolerant major depressive episodes, including unipolar depression and bipolar disorder (manic depression) since 2001.

VNS Therapy is at various levels of investigational clinical study as a potential treatment for anxiety disorders, Alzheimer’s disease, chronic headache/migraine and bulimia. The Company is headquartered in Houston, Texas and has an office in Brussels, Belgium. For additional information please visit us at www.cyberonics.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” and “forecast,” or other similar words. Statements contained in this press release are based upon information presently available to us and assumptions that we believe to be reasonable. We are not assuming any duty to update this information should those facts change or should we no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning neuromodulation as the next frontier for medical devices, Cyberonics having a unique, highly proprietary neuromodulation franchise, Cyberonics being uniquely positioned to become the neuromodulation industry leader within the next year, obtaining national and regional coverage for VNS Therapy for TRD by third-party payers and obtaining such coverage more quickly than it was obtained in connection with the epilepsy indication, and sales, expenses and net loss for our 2006 fiscal year. Our actual results may differ materially. Important factors that may cause actual results to differ include, but are not limited to: continued market acceptance of VNS Therapy and sales of our product; the development and satisfactory completion of clinical trials and/or market test and/or regulatory approval of VNS Therapy for the treatment of Alzheimer’s disease, anxiety, or other indications; adverse changes in coverage or reimbursement amounts by third-parties; intellectual property protection and potential infringement claims; maintaining compliance with government regulations and obtaining necessary government approvals for new applications; product liability claims and potential litigation; reliance on single suppliers and manufacturers for certain components; the accuracy of management’s estimates of future expenses and sales; and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission (SEC). For a detailed discussion of these and other cautionary statements, please refer to Cyberonics’ most recent filings with the SEC, including its Form 10-K for the fiscal year ended April 29, 2005.

CONTACT INFORMATION:

Investor Relations Cyberonics, Inc. 100 Cyberonics Blvd. Houston, TX 77058 Main: (281) 228-7262 Fax: (281) 218-9332 ir@cyberonics.com	Helen Shik, Vice President Schwartz Communications 230 Third Avenue Waltham, MA 02451 Main: (781) 684-0770 Fax: (781) 684-6500 hshik@schwartz-pr.com

CYBERONICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	October 28, 2005	April 29, 2005
	(unaudited)
ASSETS
Current Assets
Cash, cash equivalents and short-term marketable securities	$118,914,091	$61,475,892
Accounts receivable, net	20,284,545	16,476,084
Inventories	14,863,660	8,545,385
Other current assets	2,000,325	3,355,778

Total Current Assets	156,062,621	89,853,139
Property and equipment, net and other assets	14,916,885	9,002,258

	$170,979,506	$98,855,397

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$28,122,030	$23,049,628
Long term liabilities	125,636,692	209,928
Stockholders’ equity	17,220,784	75,595,841

	$170,979,506	$98,855,397

CYBERONICS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Thirteen Weeks Ended		For the Twenty-Six Weeks Ended
	October 28, 2005	October 29, 2004	October 28, 2005	October 29, 2004
Net sales	$29,070,298	$25,420,794	$56,089,757	$50,570,116
Cost of sales	3,791,078	3,721,452	7,551,978	8,504,584

Gross Profit	25,279,220	21,699,342	48,537,779	42,065,532
Operating Expenses:
Selling, general and administrative	40,274,020	19,117,311	76,292,080	37,755,091
Research and development	7,402,409	4,678,369	13,654,917	9,404,706

Total Operating Expenses	47,676,429	23,795,680	89,946,997	47,159,797

Loss From Operations	(22,397,209)	(2,096,338)	(41,409,218)	(5,094,265)
Interest income	616,221	221,313	1,029,019	373,905
Interest expense	(487,758)	(111,186)	(581,165)	(236,320)
Other income (expense), net	234,869	(35,268)	86,405	31,011

Loss before income taxes	(22,033,877)	(2,021,479)	(40,874,959)	(4,925,669)
Income tax expense	36,184	4,769	56,172	9,311
Net Loss	$(22,070,061)	$(2,026,248)	$(40,931,131)	$(4,934,980)

Basic loss per share	$(0.88)	$(0.08)	$(1.64)	$(0.21)
Diluted loss per share	$(0.88)	$(0.08)	$(1.64)	$(0.21)

Shares used in computing basic earnings per share	25,166,464	23,856,708	24,932,998	23,771,321
Shares used in computing diluted earnings per share	25,166,464	23,856,708	24,932,998	23,771,321